UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
Kurt Keren, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DIC Communication and Technology Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,188,355
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,188,355
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,188,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 16 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,102,635 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,690,135 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,102,635 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (***)
13.	Percent of Class Represented by Amount in Row (11) 45.3%
14.	Type of Reporting Person (See Instructions) CO

(*)
Includes (i) 12,188,355 Ordinary Shares held by DIC Communication and Technology Ltd., a wholly-owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 29,501,780 Ordinary Shares held directly by DIC; and (iii) 3,412,500 Ordinary Shares, representing approximately 3.4% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in DIC and whose dispositive power in respect of these shares is subject to certain rights of DIC (collectively, the "DIC Shareholdings"). Does not include 30,632 Ordinary Shares held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., an indirect subsidiary of DIC (“Epsilon”) as portfolio managers (collectively, the "Epsilon Shareholdings"). The reporting person disclaims beneficial ownership of the Epsilon Shareholdings.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Excludes the Epsilon Shareholdings.

Page 3 of 16 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,271,169 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,858,669 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,271,169 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (***)
13.	Percent of Class Represented by Amount in Row (11) 45.5%
14.	Type of Reporting Person (See Instructions) CO

(*)
Includes the (i) DIC Shareholdings and (ii) 168,534 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd., for their own account. Does not include (i) 3,717,347 Ordinary Shares held for members of the public through pension funds and insurance policies, which are managed by subsidiaries of subsidiaries of CIEH (collectively, the “CIEH Shareholdings”); and (ii) the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares set forth in this note. See Item 4.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Excludes the CIEH Shareholdings and the Epsilon Shareholdings.

Page 4 of 16 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eduardo Sergio Elsztain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,271,169 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,858,669 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,271,169 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (***)
13.	Percent of Class Represented by Amount in Row (11) 45.5%
14.	Type of Reporting Person (See Instructions) IN

(*)
Includes (i) the DIC Shareholdings and (ii) 168,534 Ordinary Shares held by subsidiaries of CIEH for their own account; Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Excludes the CIEH Shareholdings and the Epsilon Shareholdings.

Page 5 of 16 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mordechay Ben-Moshe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,271,169 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,858,669 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,271,169 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (***)
13.	Percent of Class Represented by Amount in Row (11) 45.5%
14.	Type of Reporting Person (See Instructions) IN

(*)
Includes (i) the DIC Shareholdings and (ii) 168,534 Ordinary Shares held by subsidiaries of CIEH for their own account; Does not include the CIEH Shareholdings and the Epsilon Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Excludes the CIEH Shareholdings and the Epsilon Shareholdings.

Page 6 of 16 pages

Item 1.                     Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of Cellcom Israel Ltd. (the "Issuer"), an Israeli company, whose principal executive offices are located at 10 Hagavish Street, Netanya 42140 Israel.

Item 2.                     Identity and Background

(a), (b) and (c):  The Reporting Persons.

On May 8, 2014, following court proceedings conducted against IDB Holding Corporation Ltd. ("IDB Holding") by holders of its debt securities, the closing of a creditors' arrangement in IDB Holding commenced, and as part of such closing shares constituting 53.3% of the outstanding share capital of IDB Development were transferred to companies controlled by Eduardo Elsztain and Mordechay Ben-Moshe, in equal parts. Until such date, IDB Holding held all the outstanding shares of IDB Development. As of result of the aforementioned transfer, IDB Holdings ceased to be a Reporting Person (along with its former controlling shareholders: Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat), and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           DIC Communication and Technology Ltd., an Israeli private corporation ("DIC Communication"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel holds directly 12,188,355 Ordinary Shares. DIC Communication is a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"). By reason of DIC’s ownership interest in and control of DIC Communication, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC Communication.

 (2)           Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel holds directly 29,501,780 Ordinary Shares. DIC organizes, acquires interests in, finances and participates in the management of companies.

                              (3)           IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of May 8, 2014, IDB Development owned approximately 74% of the outstanding shares of DIC and approximately 55% of the outstanding shares of CIEH. By reason of IDB Development’s control of DIC and CIEH, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC, DIC Communication and CIEH.

The following persons may, by reason of their interests in, and relationships among them with respect to, IDB Development, be deemed to control the corporations referred to in paragraphs (1) - (3) above:

(4)           Mr. Eduardo Sergio Elsztain, whose address is 108 Bolivar St. (C1006AAB) Ciudad Autonoma de Buenos Aires, Argentina. His present principal occupations are Co-Chairman of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones Y Representaciones Sociedad Anonima; Chief Executive Officer of Alto Palermo (APSA) S.A Cresud S.A.C.I.F y A; Businessman and director of companies.

(5)           Mr. Mordechay Ben-Moshe, whose address is the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation are Co-Chairman of IDB Development and DIC; Chief Exective Officer of ExtraHolding GmbH and Extra Energy Supply Ltd.; Businessman and director of companies.

Page 7 of 16 pages

As of May 8, 2014 –

Eduardo Elsztain holds 85% of the share capital of Consultores Assets Management S.A., a stock corporation incorporated in Argentina ("CAM") which holds the full ownership of Consultores Venture Capital Uruguay S.A., a stock corporation incorporated in Uruguay ("CVCU"). CAM holds all (100%) the voting rights in Dolphin Fund Ltd., an investment fund incorporated in Bermuda, and CVCU acts as the investment Manager of Dolphin Fund Ltd. Dolphin Fund Ltd. holds all (100%) the outstanding shares of Dolphin Investments (Gibraltar) Ltd., a company incorporated in Gibraltar, which in turn owns all (100%) the outstanding shares of Dolphin Netherlands B.V., a company incorporated in the Netherlands. Dolphin Netherlands B.V. owns 26.65% of the outstanding shares IDB Development. It is noted that Dolphin Fund Ltd. has also issued participating shares which are not entitled to voting rights but are entitled to certain economic rights. Certain companies controlled indirectly by Mr. Elsztain hold approximately 88.5% of such participating shares. Eduardo Elsztain is a Co-Chairman of each of the boards of directors of IDB Development and of DIC. Alejandro Elsztain, the brother of Mr. Eduardo Elsztain, is a director of IDB Development.

Mordechay Ben-Moshe holds all (100%) outstanding shares of C.A.A. Extra Holdings Ltd., a privately held company incorporated in Israel. C.A.A. Extra Holdings Ltd. owns 26.65% of the outstanding shares IDB Development. Mordechay Ben-Moshe is a Co-Chairman of each of the boards of directors of IDB Development and of DIC. Jacob Moshiashvili, the father of Mr. Mordechay Ben-Moshe, is a director of IDB Development.

Dolphin Netherlands B.V. and C.A.A. Extra Holdings Ltd. have joined a shareholders agreement previously entered into between corporations controlled by each of Eduardo Elsztain and Mordechay Ben-Moshe, with respect to their ownership of the outstanding shares of IDB Development constituting in the aggregate 53.3% of the outstanding shares of IDB Development (the "IDB Shareholders Agreement"), for the purpose of maintaining and exercising control of IDB Development as one single group of shareholders. The term of the IDB Shareholders Agreement is the earlier of seven years from May 8, 2014 or the purchase of one party's holdings in IDB Development by the other party in accordance with the conditions of the IDB Shareholders Agreement. The IDB Shareholders Agreement may be terminated upon the mutual agreement of both parties.

By reason of the control of IDB Development by Eduardo Elsztain and Mordechay Ben-Moshe and the relations between them, as set forth above, Eduardo Elsztain and Mordechay Ben-Moshe may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development, DIC, DIC Communication and CIEH.

The beneficial holdings of Mr. Elsztain and Mr. Ben-Moshe in IDB Development could increase as a result of the creditors’ arrangement process

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Communication, (ii) DIC and (iii) IDB Development are set forth in Schedules A, B and C attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

Page 8 of 16 pages

(e)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eduardo Elsztain is a citizen of Argentina. Mr. Mordechay Ben-Moshe is a citizen of Israel.

Item 3                     Source and Amount of Funds or Other Consideration

On May 8, 2014, following court proceedings conducted against IDB Holding by holders of its debt securities, the closing of a creditors' arrangement in IDB Holding commenced, and as part of such closing shares constituting 53.3% of the outstanding share capital of IDB Development were transferred to companies controlled by Eduardo Elsztain and Mordechay Ben-Moshe, in equal parts. By reason of the control of IDB Development by Eduardo Elsztain and Mordechay Ben-Moshe and the relations between them, as set forth above, Eduardo Elsztain and Mordechay Ben-Moshe may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development, DIC and DIC Communication. The beneficial holdings of Mr. Elsztain and Mr. Moshe in IDB Development could increase as a result of the creditors’ arrangement process.

Item 4.                    Purpose of Transaction

The response to Item 3 of this Statement is incorporated herein by reference.

The Ordinary Shares acquired by DIC Communication and DIC were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional shares of Ordinary Shares, or sell all or any portion of the Ordinary Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

As of May 8, 2014:

DIC Communication is the direct owner of 12,188,355 Ordinary Shares, constituting approximately 12.24% of the Ordinary Shares then outstanding. DIC and IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose, of the 12,188,355 Ordinary Shares held by DIC Communication.

DIC is the direct owner of 29,501,780 Ordinary Shares, constituting approximately 29.63% of the Ordinary Shares then outstanding. IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose, of the 29,501,780 Ordinary Shares held by DIC. In addition, 3,412,500 Ordinary Shares, representing approximately 3.43% of the outstanding Ordinary Shares, are held by two shareholders whose voting rights in respect of these shares are vested in DIC and whose dispositive power in respect of these shares is subject to certain rights of DIC. IDB Development may be deemed to share the power to vote and the other rights of DIC with respect to such 3,412,500 Ordinary Shares.

Page 9 of 16 pages

CIEH holds 168,534 Ordinary Shares for its own account and 3,717,347 Ordinary Shares for members of the public through pension funds and insurance policies. IDB Development has agreed to dispose of its interest in CIEH. The transaction is subject to regulatory approval and there is no assurance that it will close.

Each of IDB Development and the Reporting Persons who are natural Persons may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 41,858,669 Ordinary Shares held by DIC and DIC Communication and by CIEH for its own account, constituting approximately 42.05% of the Ordinary Shares then outstanding and, in addition, be deemed to share the power to vote and the other rights of DIC with respect to the aforementioned 3,412,500 Ordinary Shares held by two shareholders, constituting approximately 3.43% of the Ordinary Shares then outstanding.

The Issuer advised the Reporting Persons that as of May 8, 2014 there were 99,553,454 Ordinary Shares outstanding, and the percentages of Shares outstanding set forth above in this section are based on this number.

On March 10, 2014, a subsidiary of CIEH sold 10,900 Ordinary Shares for its own account in an open market transaction on the Tel Aviv Stock Exchange, at a price per Ordinary Share of NIS 46.13. Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares from March 8, 2014 through May 8, 2014.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Development, DIC and DIC Communication owned as of May 8, 2014, or purchased or sold from March 8, 2014 through May 8, 2014, any Ordinary Shares

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a shareholders agreement among DIC and certain minority shareholders of Cellcom, who in the aggregate own 3,412,500 Ordinary Shares constituting approximately 3.4% of the Ordinary Shares, DIC has been granted voting rights in respect of those shares. In addition, such minority shareholders may not transfer such shares without the prior written consent of the board of directors of DIC and such shares are subject to a right of first refusal of DIC. DIC's rights under the aforementioned shareholders agreement are also set forth in Cellcom's articles of association, incorporated by reference herein.

Item 7.                     Material to Be Filed as Exhibits

Schedules A, B and C - name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Communication, (ii) DIC and (iii) IDB Development.

Exhibit 1	Authorization Letter dated February 3, 2008 between DIC Communication and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC Communication.

Exhibit 2	Authorization Letter dated February 4, 2008 between IDB Development and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 3	Authorization Letter dated May 14, 2014 between Eduardo Elsztain and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Eduardo Elsztain.

Exhibit 4	Authorization Letter dated May 13, 2014 between Mordechay Ben-Moshe and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mordechay Ben-Moshe.

Exhibit 5
Updated Articles of Association and Memorandum of Association (Incorporated by reference to Issuer's registration statement on Form F-1 (registration no. 333-140030)) filed with the SEC on January 17, 2007.

Page 10 of 16 pages

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: May 20, 2014	DIC COMMUNICATION AND TECHNOLOGY LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
EDUARDO SERGIO ELSZTAIN
MORDECHAY BEN-MOSHE

BY: DISCOUNT INVESTMENT CORPORATION LTD.(signed)
BY: ______________________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DIC Communication and Technology Ltd., IDB Development Corporation Ltd., Eduardo Elsztain and Mordechay Ben-Moshe, pursuant to agreements annexed hereto as Exhibits 1 through 4.

Page 11 of 16 pages

Schedule A
Directors and Executive Officers
of
DIC Communication and Technology Ltd.
(as of May 8, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Michel Dahan 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chief Financial Officer and Acting Chief Executive Officer of DIC
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Vice Chief Executive Officer of DIC; Chief Executive Officer of Koor Industries Ltd.
Kurt Keren (*) 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Director	Corporate Secretary of DIC

(*) Dual citizen of Israel and of the United States.

==============================

Schedule B
Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of May 8, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Mordechay Ben-Moshe 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Co-Chairman of the Board of Directors	Co-Chairman of IDB Development and DIC; Chief Exective Officer of ExtraHolding GmbH and Extra Energy Supply Ltd.; Businessman and director of companies.
Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Co-Chairman of the Board of Directors
Co-Chairman of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones Y Representaciones Sociedad Anonima; Chief Executive Officer of Alto Palermo (APSA) S.A Cresud S.A.C.I.F y A;
Businessman and director of companies.

Prof. Niv Ahituv 33 Drezner St., Tel Aviv Israel	External Director	Professor; Director of companies.
Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Doron Cohen 26 HaNegev St., Ganei Tikva Israel	Director	Director of companies.
Pinchas Buchris 1 Nataf St., Ramat HaSharon Israel	Director	Director of companies.
Aharon Fogel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies
Saul Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Alternate director (to Mr. Elsztain)	Chief Executive Officer of Cladd S.A.;
Michel Dahan 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Acting Chief Executive Officer and Chief Financial Officer	Acting Chief Executive Officer and Chief Financial Officer of DIC
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of DIC; Chief Executive Officer of Koor Industries Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of DIC; Chief Executive Officer of Elron Electronic Industries Ltd.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC.

Page 12 of 16 pages

Schedule C
Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of May 8, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Co-Chairman of the Board of Directors
Co-Chairman of the Boards of Directors of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones Y Representaciones Sociedad
Anonima; Chief Executive Officer of Alto Palermo (APSA) S.A Cresud S.A.C.I.F y A; Businessman and director of companies

Mordechy Maurice Ben Moshe 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Co-Chairman of the Board of Directors	Co-Chairman of IDB Development and DIC; Chief Exective Officer of ExtraHolding GmbH and Extra Energy Supply Ltd.; Businessman and director of companies.
Alejandro Gustavo Elsztain Alto Palermo, Moreno 877 24th Floor Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina	Director	Vice-Chairman of IRSA Inversiones Y Representaciones Socicdad Anonima, Cresud S.A.C.I.F. y A and Alto Palermo (APSA) S.A. CEO of Fibesa S.A. and Vice President of Nuevas Frontertas S.A.
Saul Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director	Partner and founder of Zang, Bergel & Vines Law firm.
Yitschaq Asraf 53, Yehuda Street, Modiin, Israel	Director	Advocate, Yitschaq Asraf law firm.
Jacob Moshiashvili 11 Shezif Street, Lod, Israel	Director	Bank Minzrahi Tefahot – Branch Manager

Page 13 of 16 pages

Saúl Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Alternate director for Eduardo Elsztain	CEO of Cladd S.A.
Mario I. Blejer Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Saul Zang	Vice Chairman of Banco Hipotecario de Argentina
Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Alejandro Elsztain	Director of companies
Henry Ben Chimol 17 Shaar Hagai, Haifa 34555428, Israel	External Director	Head of the Unit for External Studies of the Haifa University
Giora Inbar 16 Haela Street, Timrat 3657600, Israel	External Director	General Manager of Ofakei Danish Ltd.
Ilan Halperin 26 Yaari Meir Street, Tel Aviv 6937126, Israel	Director	Director of companies
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Chief Executive Officer of IDB Development
Igal Salhov 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of IDB development
Shmuel Roy Meltzer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 6702301, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice Chief Executive Officer (for Comptrolling)	Vice CEO (for Comptrolling) of IDB Development.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of IDB Development.

Page 14 of 16 pages

Exhibit 1
February 3, 2008

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. (“DIC”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or a Schedule 13D and any amendments thereto in respect of shares of Cellcom Israel Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

Very truly yours, (signed) DIC Communication and Technology Ltd.

A g r e e d:

(signed)
______________________________
Discount Investment Corporation Ltd.

==============================

Exhibit 2
February 4, 2008

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. (“DIC”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or a Schedule 13D and any amendments thereto in respect of shares of Cellcom Israel Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

Very truly yours, (signed)

IDB Development Corporation Ltd.

A g r e e d:

(signed)
______________________________
Discount Investment Corporation Ltd.

Page 15 of 16 pages

Exhibit 3

May 14, 2014

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. (“DIC”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or a Schedule 13D and any amendments thereto in respect of shares of Cellcom Israel Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

Very truly yours, (signed) Eduardo Sergio Elsztain

A g r e e d:

(signed)
______________________________
Discount Investment Corporation Ltd.

==============================

Exhibit 4

May 13, 2014

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. (“DIC”) may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or a Schedule 13D and any amendments thereto in respect of shares of Cellcom Israel Ltd. purchased, owned or sold from time to time by the undersigned.

DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

Very truly yours, (signed) Mordechay Ben-Moshe
A g r e e d:

(signed)
_____________________________
Discount Investment Corporation Ltd.

Page 16 of 16 pages